Exhibit 99.1

IMRIS launches world's first MR-safe and CT-compatible neurosurgical horseshoe headrest

Provides non-rigid head positioning for pediatric and adult patients during brain surgery and intraoperative imaging in the VISIUS Surgical Theatre

MINNEAPOLIS, Feb. 19, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced the initial launch of the world's first MR-safe and CT-compatible horseshoe headrest on the market for the positioning of patients ranging from neonatal to adult during neurosurgical procedures requiring intraoperative imaging in the VISIUS® Surgical Theatre.

The horseshoe headrest provides non-pinned head support in prone, lateral, and supine positions during head, neck and cervical spine surgeries where use of a head fixation device (HFD) - a clamp-like device - is not desirable because the skull is too fragile for pinning. These patients may be babies whose skulls are still soft or older patients with weakened skull bones.

"The IMRIS horseshoe headrest expands the use of intraoperative imaging to patients who cannot be positioned for surgery with a head fixation device, such as neonatal and young pediatric patients. This headrest may also be useful for other applications not requiring rigid fixation, such as those that access the skull through the nose," said Dr. James Baumgartner, Surgical Director of the Comprehensive Pediatric Epilepsy Center at Florida Hospital. "This will enhance an already sophisticated technology platform that includes intraoperative MR and the comprehensive team approach we have for pediatric tumor and epilepsy care."

IMRIS President and CEO Jay D. Miller said surgeons at hospitals with VISIUS systems which adopt the headrest will now have an opportunity to benefit both a patient population - including those too small for other positioning devices - and procedures not previously utilized in the surgical theater. "We received tremendous feedback and enthusiasm from pediatric neurosurgeons during development of this product," he said. "This headrest will allow surgeons to use iMR on more patients who we expect will benefit from the same outcomes, including reduced re-operation rates, which we have recently reported from hospitals.

"In addition, the headrest which is designed for patient comfort and smooth staff workflow includes disposable elements," Miller said. "This first release in our disposable product portfolio establishes the company's capabilities to develop tools that speed case-to-case transition and optimize patient handling."

Inside a VISIUS Surgical Theatre equipped with either high-field intraoperative MRI (iMRI) or 64-slice intraoperative Computed Tomography (iCT), surgeons have on-demand access to real-time data and state-of-the-art imaging during the procedure and from the operating room (OR) table. IMRIS also designs and manufactures proprietary head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 56 leading medical institutions around the world.

Image with caption: "IMRIS recently launched the world's first MR-safe and CT-compatible horseshoe headrest for patient positioning during neurosurgical procedures requiring intraoperative imaging. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140219_C5425_PHOTO_EN_36857.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 10:45e 19-FEB-14